Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC RECEIVES NONCOMPLIANCE NOTICE REGARDING LATE FORM 20-F FILING FROM THE NYSE MKT

Guadalajara, Jalisco, May 27, 2016, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that on May 19, 2016, as a result of its failure to timely file with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), it received a notice from the NYSE MKT LLC (the “NYSE MKT” or the “Exchange”) stating that the Company is not in compliance with the NYSE MKT’s continued listing requirements set forth in Sections 134 and 1101 of the NYSE MKT Company Guide and with its listing agreement with the Exchange. The letter from the NYSE MKT also notes that, as a result, the Company is now subject to the procedures and requirements set forth in Section 1009 of the NYSE MKT Company Guide.

As previously disclosed by the Company in the press release attached as Exhibit 99.1 to a Form 6-K furnished on April 29, 2016 to the SEC and in its Form 12b-25 filed with the SEC on May 2, 2016, the Company was unable to file its Form 20-F by its original deadline without unreasonable effort or expense due to the fact that the Company has not finalized its financial statements for the fiscal year ended December 31, 2015, nor have the Company’s external auditors had the opportunity to complete their audit of the financial statements to be included in the Form 20-F, in particular, because the preparation of the external auditor’s report for one of our subsidiaries in the United States has required a more detailed analysis and additional deliveries of information to external auditors.

The Company is still working to complete and file its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, the timing of which is uncertain at this moment. The Company’s management is pursuing options to address the delinquency and intends to submit a compliance plan or file the Form 20-F with the SEC by June 20, 2016. The NYSE MKT informed the Company that, under the Exchange rules, the Company will have six months from May 20, 2016 to file the Form 20-F with the SEC in order to cure the noncompliance.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Simec and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Grupo Simec is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.